                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 1996

                                       OR

         [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                           Commission File No. 1-12482

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215

                            Exhibit Index on Page 13


                              REQUIRED INFORMATION

The following financial statements and schedules for the Glimcher Realty Trust
Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                           PAGE
-----------                                                                           ----
Report of Independent Accountants ....................................................  5

Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1996...............................................................  6

Statements of Changes in Net Assets Available for Benefits with Fund
Information for the year ended December 31, 1996......................................  7

Notes to Financial Statements ........................................................  8

Schedule of Assets Held for Investment Purposes as of December 31, 1996............... 11

Schedule of Reportable Transactions for the year ended December 31, 1996.............. 12

The following exhibit is being filed herewith:

  EXHIBIT NO.     DESCRIPTION                                                        PAGE
  -----------     -----------                                                        ----

       1          Consent of Independent Accountants.................................. 14


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 20th day of June 1997.

                                           GLIMCHER REALTY TRUST




                                           By: /s/Timothy C. Getz
                                             ----------------------------
                                                 Timothy C. Getz
                                                 Senior Vice President,
                                                 Chief Investment Officer



                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                                                                                              PAGE
           Report of Independent Accountants ....................................................   5

           FINANCIAL STATEMENTS:

           Statements of Net Assets Available for Benefits with Fund Information as of
           December 31, 1996.....................................................................   6

           Statements of Changes in Net Assets Available for Benefits with Fund Information
           for the year ended December 31, 1996 .................................................   7

           Notes to Financial Statements ........................................................   8

           SUPPLEMENTAL SCHEDULES:

           Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of
           December 31, 1996.....................................................................  11

           Item 27d - Schedule of Reportable Transactions for the year ended
           December 31, 1996.....................................................................  12

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Executive Compensation Committee
of Glimcher Realty Trust

We have audited the accompanying statement of net assets available for benefits with fund information of the Glimcher Realty Trust Retirement Savings Plan (the
Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for the purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 COOPERS & LYBRAND L.L.P.


Columbus, Ohio
June 6, 1997

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                                    PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------------------------------
                                  MONITOR MONEY      MONITOR         BALANCED        FIDELITY ADVISORS        AIM
                                   MARKET FUND    FIXED INCOME    ADVANTAGE ASSET   GROWTH OPPORTUNITY   CONSTELLATION
                                                      FUND        ALLOCATION FUND          FUND              FUND
                                  ----------------------------------------------------------------------------------------
Assets
Cash and cash equivalents ........

Investments:
    Money fund....................   $15,700
    Fixed income fund.............                    $10,824
    Employee benefits fund........                                       $36,805
    Mutual funds equity...........                                                           $102,730          $102,487
    Common stock..................
                                     -------          -------            -------             --------          --------
                                      15,700           10,824             36,805              102,730           102,487
                                     -------          -------            -------             --------          --------
Receivables:
    Employer contribution ........
    Participants contributions....
    Interest and dividends........


                                     -------          -------            -------             --------          --------
Net assets available for benefits    $15,700          $10,824            $36,805             $102,730          $102,487
                                     =======          =======            =======             ========          ========





                                    GLIMCHER REALTY
                                   TRUST COMMON STOCK    OTHER       TOTAL
                                  ---------------------------------------------
Assets
Cash and cash equivalents ........                       $ 7,491   $   7,491

Investments:
    Money fund....................                                    15,700
    Fixed income fund.............                                    10,824
    Employee benefits fund........                                    36,805
    Mutual funds equity...........                                   205,217
    Common stock..................          $84,061                   84,061
                                            -------                ---------
                                             84,061                  352,607
                                            -------                ---------
Receivables:
    Employer contribution ........                        12,958      12,958
    Participants contributions....                        27,905      27,905
    Interest and dividends........                         1,874       1,874
                                                        --------   ---------
                                                          42,737      42,737
                                            -------      -------   ---------
Net assets available for benefits           $84,061      $50,228    $402,835
                                            =======      =======    ========


The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                    PARTICIPANT DIRECTED
                                     --------------- -------------- -------------------- --------------------
                                     MONITOR MONEY      MONITOR     BALANCED ADVANTAGE    FIDELITY ADVISORS
                                      MARKET FUND    FIXED INCOME    ASSET ALLOCATION    GROWTH OPPORTUNITY
                                                         FUND              FUND                 FUND
                                     --------------- -------------- -------------------- --------------------
Additions to net assets
attributed to:
    Contributions:
      Employer ....................
      Participants ................      $  12,681      $  10,647       $  36,597            $ 100,444
                                         ---------      ---------       ---------            ---------
                                            12,681         10,647          36,597              100,444
                                         ---------      ---------       ---------            ---------
    Investment income:
      Interest ....................            250
      Dividends ...................                           323                                5,084
      Net appreciation in fair
      value of investment .........                            68           2,202                6,050
                                         ---------      ---------       ---------            ---------
                                               250            391           2,202               11,134
                                         ---------      ---------       ---------            ---------
                                            12,931         11,038          38,799              111,578
                                         ---------      ---------       ---------            ---------
Deductions from net assets
  attributed to:
      Benefits paid to
        participants ..............            210            177           1,811                8,221
                                         ---------      ---------       ---------            ---------
Net increase prior to interfund
  transfers and other .............         12,721         10,861          36,988              103,357

      Interfund transfers and other          2,979            (37)           (183)                (627)
                                         ---------      ---------       ---------            ---------
Net increase ......................         15,700         10,824          36,805              102,730

Net assets available for benefits:
    Beginning of year

                                         ---------      ---------       ---------            ---------
    End of year ...................      $  15,700      $  10,824       $  36,805            $ 102,730
                                         =========      =========       =========            =========





                                      PARTICIPANT DIRECTED
                                         ---------------
                                               AIM       GLIMCHER REALTY
                                          CONSTELLATION    TRUST COMMON
                                              FUND            STOCK          OTHER          TOTAL
                                          -------------- ----------------- ----------    -----------
Additions to net assets
attributed to:
    Contributions:
      Employer ....................                       $  70,256       $  18,731       $  88,987
      Participants ................       $ 103,888                          27,886         292,143
                                          ---------       ---------       ---------       ---------
                                            103,888          70,256          46,617         381,130
                                          ---------       ---------       ---------       ---------
    Investment income:
      Interest ....................                                           3,676           3,926
      Dividends ...................           3,477           1,064             313          10,261
      Net appreciation in fair
      value of investment .........           2,291          16,087                          26,698
                                          ---------       ---------       ---------       ---------
                                              5,768          17,151           3,989          40,885
                                          ---------       ---------       ---------       ---------
                                            109,656          87,407          50,606         422,015
                                          ---------       ---------       ---------       ---------
Deductions from net assets
  attributed to:
      Benefits paid to
        participants ..............           6,251           2,327             183          19,180
                                          ---------       ---------       ---------       ---------

Net increase prior to interfund
  transfers and other .............         103,405          85,080          50,423         402,835

      Interfund transfers and other            (918)         (1,019)           (195)
                                          ---------       ---------       ---------       ---------
Net increase ......................         102,487          84,061          50,228         402,835

Net assets available for benefits:
    Beginning of year

                                          ---------       ---------       ---------       ---------
    End of year ...................       $ 102,487       $  84,061       $  50,228       $ 402,835
                                          =========       =========       =========       =========


    The accompanying notes are an integral part of these financial statements

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF ACCOUNTING: The financial statements of the Glimcher Realty Trust Retirement Savings Plan (the Plan) have been prepared in accordance with general accepted accounting principles.

         b. CONTRIBUTIONS TO THE PLAN. Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan Description.

         c. PAYMENT OF BENEFITS: Benefits are recorded when paid.

         d. INVESTMENT VALUATION: The Plan's investments are stated at fair market value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method.

             The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

             Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

         e. INVESTMENT OPTIONS AND PROVISIONS: Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more of the following five investments:

            Monitor Money Market Fund - Fund which invests in high quality money market instruments.

            Monitor Fixed Income Fund - Fund which invests in fixed income securities where the average maturity of the fund will not exceed 10 years.

            Balanced Advantage Asset Allocation Fund - Fund which invests in equity and fixed income securities to provide long-term growth of capital and moderate levels of current income.

            Fidelity Advisors Growth Opportunity Fund - Fund which invests in common stocks and securities convertible into common stocks to provide capital growth.

            AIM Constellation Fund - Fund which invests in common stocks with emphasis on medium-sized and small emerging growth companies.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

          Total number of units and the approximate net asset value per unit by fund at December 31, 1996, are as follows:

                                                                        UNIT
                                                        UNITS           VALUE
                                                        -----           -----
          Monitor Money Market Fund                     15,700          $ 1
          Monitor Fixed Income Fund                        517          $21
          Balanced Advantage Asset Allocation Fund       2,718          $14
          Fidelity Advisors Growth Opportunity Fund      2,910          $35
          AIM Constellation Fund                         4,057          $25
          Glimcher Realty Trust Common Stock             3,821          $22


         The employer matching contributions can only be invested in its common stock.

         f. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions. These estimates affect the reported amounts of net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         g. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

2.       PLAN DESCRIPTION

         The Plan was adopted by the Glimcher Realty Trust (the Company) effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. The allocation of contributions to one or more of the investment funds is designated by each participant.

         Employer matching contributions are made at the rate of 50% of the first 4% of the pretax employee contribution to the funds. During the 1996 Plan year, a total of 312 active employees were eligible to participate in the Plan.

         Employees become fully vested in employer contributions after completing five years of continuous employment. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         The Plan is administered by the Company. The expenses of the investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan. The expenses of the Plan's trustee (Huntington Trust Company) are paid by the Company. Other accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan.

3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes under Section 501(a). A favorable determination letter has been obtained from the Internal Revenue Service. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the Internal Revenue Code.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 1996:

         Net assets available for benefits per the financial statements         $402,835
         Receivables not included in the Form 5500                               (42,737)
                                                                                --------
         Net assets available for benefits per the Form 5500                    $360,098
                                                                                ========

5.       INVESTMENTS

         Investments which account for more than 5% of the Plan's net assets as of December 31, 1996 were as follows:

          Balanced Advantage Asset Allocation Fund                              $ 36,805
          Fidelity Advisors Growth Opportunity Fund                             $102,730
          AIM Constellation Fund                                                $102,487
          Glimcher Realty Trust Common Stock                                    $ 84,061

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996

        IDENTITY OF ISSUE, BORROWER,                                                                     CURRENT
          LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                   COST       VALUE
    ------------------------------------- --------------------------------------------- --------------- -------------

    Huntington Investment Company         Monitor Money Market Fund                         $  15,700     $  15,700

    Huntington Investment Company         Monitor Treasury Market Fund                      $   7,491     $   7,491

    Huntington Investment Company         Monitor Fixed Income Fund                         $  10,744     $  10,824

    Huntington Investment Company         Balanced Advantage Asset Allocation Fund          $  36,602     $  36,805

    Fidelity Advisors                     Fidelity Advisors Growth Opportunity Fund         $  97,532     $ 102,730

    AIM                                   AIM Constellation Fund                            $ 100,810     $ 102,487

    Glimcher Realty Trust                 3,821 Common Shares                               $  68,211     $  84,061


                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                 PURCHASE    SELLING    EXPENSES      COST OF
IDENTITY OF PARTY  INVOLVED          DESCRIPTION OF ASSET                         PRICE      PRICE      INCURRED      ASSET
-------------------------- ----------------------------------------------- -------------- ----------- ----------- ------------
Huntington Investment      Monitor Fixed Income Fund                           $  10,973                            $  10,973
Company                    33 separate transactions
Huntington Investment      Monitor Fixed Income Fund                                       $     217                $     228
Company                    5 separate transactions
Huntington Investment      Asset Allocation Fund - Balanced                    $  35,956                            $  35,956
Company                    22 separate transactions
Huntington Investment      Asset Allocation Fund - Balanced                                  $37,954                $  35,956
Company                    13 separate transactions
Huntington Investment      Balanced Advantage Asset Allocation Fund            $  37,334                            $  37,334
Company                    3 separate transactions
Huntington Investment      Balanced Advantage Asset Allocation Fund                        $     733                $     733
Company                    2 separate transactions
Fidelity Advisors          Fidelity Advisors Growth Opportunity Fund            $105,619                            $ 105,619
                           28 separate transactions
Fidelity Advisors          Fidelity Advisors Growth Opportunity Fund                        $  8,931                $   8,087
                           12 separate transactions
AIM                        AIM Constellation Fund                               $108,808                            $ 108,808
                           28 separate transactions
AIM                        AIM Constellation Fund                                           $  8,615                $   7,998
                           10 separate transactions
Glimcher Realty Trust      Common Stock                                        $  67,982                    $229    $  68,211
                           12 separate transactions







                                                                               CURRENT VALUE OF
                                                                              ASSET ON TRANSACTION    NET GAIN OR
IDENTITY OF PARTY  INVOLVED          DESCRIPTION OF ASSET                               DATE              (LOSS)
-------------------------- ----------------------------------------------- -  --------------------- --------------
Huntington Investment      Monitor Fixed Income Fund                             $  10,973
Company                    33 separate transactions
Huntington Investment      Monitor Fixed Income Fund                             $     217                ($   11)
Company                    5 separate transactions
Huntington Investment      Asset Allocation Fund - Balanced                      $  35,956
Company                    22 separate transactions
Huntington Investment      Asset Allocation Fund - Balanced                      $  37,954                 $1,998
Company                    13 separate transactions
Huntington Investment      Balanced Advantage Asset Allocation Fund              $  37,334
Company                    3 separate transactions
Huntington Investment      Balanced Advantage Asset Allocation Fund              $     733
Company                    2 separate transactions
Fidelity Advisors          Fidelity Advisors Growth Opportunity Fund             $ 105,704
                           28 separate transactions
Fidelity Advisors          Fidelity Advisors Growth Opportunity Fund             $   8,907                 $  844
                           12 separate transactions
AIM                        AIM Constellation Fund                                $ 109,640
                           28 separate transactions
AIM                        AIM Constellation Fund                                $   8,614                 $  617
                           10 separate transactions
Glimcher Realty Trust      Common Stock                                          $  67,614
                           12 separate transactions

                                INDEX TO EXHIBIT

EXHIBIT NO.      DESCRIPTION                                               PAGE
                                                                           ----
     1           Consent of Independent Accountants...........               14